November 5, 2024

Craig E. Barnett
Chief Executive Officer
Pearl Holdings Acquisition Corp
767 Third Avenue, 11th Floor
New York, New York 10017

        Re: Pearl Holdings Acquisition Corp
            Preliminary Proxy Statement on Schedule 14A
            Filed October 29, 2024
            File No. 001-41165
Dear Craig E. Barnett:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   P. Michelle Gasaway, Esq.